EXHIBIT 99.2

SEPARATION/SEVERANCE AGREEMENT BETWEEN FRONTRUNNER NETWORK
SYSTEMS, INC., CAPITAL GROWTH SYSTEMS, INC. AND JAMES CUPPINI,
DATED APRIL 1, 2005

This Separation/Severance Agreement (“Agreement”) is made as of the 14th day of April, 2005 by and between Frontrunner Network Systems, Inc., a Delaware corporation (“Company”), James Cuppini (“Executive”) and Capital Growth Systems, Inc., the sole shareholder of the Company (the “Parent”).

RECITALS

A.    The Executive served as the President of the Company.

B.    The Company and Executive agree that he ceased to serve as the President of the Company, effective March 17, 2005.

C.    The Company desires and Executive has agreed to provide ongoing consulting services to the Company, on the terms as set forth herein.

D.    The boards of directors of the Company and Parent have approved the terms of this Agreement.

NOW THEREFORE, the parties agree as follows:

1.    Resignation.

(a) Executive hereby resigns as the President of the Company as of March 17, 2005 (the “Effective Date”). Thereafter, Executive agrees to serve as a consultant in accordance with Section 2(a) until March 31, 2006 (“Consulting Termination Date”); provided however, the Consulting Termination Date may be extended in 30 day increments upon the joint written consent of Executive and the Company.

(b) With effect as of the Effective Date, Executive, by execution of this Agreement hereby resigns as President of the Company.

(c) Executive and the Company agree and acknowledge that this Agreement sets forth the parties’ mutual understanding with respect to Executive’s resignation as an employee of the Company and the termination of the Grid Note, a copy of which is attached hereto as Exhibit 1(c). Executive and the Company agree that the resignation set forth herein is not deemed a termination of Executive “With Cause” for purposes of the Grid Note. In addition, the Company and Executive agree that Executive’s resignation pursuant to this Agreement is deemed not to be a compensable event and therefore, Executive is not entitled to payment of additional base salary, bonus or incentive compensation beyond that earned through his resignation as an employee, and Executive’s sole right to compensation or other payments from the Company after the Effective Date shall be as set forth in Sections 2, 3 and 4 below.

2.    Transitional Services.

As consultant, Executive will render only such services to the Company as are from time to time specified by the President and/or the board of directors. Executive shall devote such productive time, ability and attention to the business of the Company as may be requested by the board of directors, which time may be up to 15 hours per week. Executive shall cooperate fully with the Company, its President and its board of directors to provide such services. Executive shall not during the consulting period through the Consulting Termination Date be in competition with the Company and/or the Parent whereby he violates Section 6(b).

The parties acknowledge that prior to the Consulting Termination Date, Executive may be requested by the Company to assist it in connection with proposed acquisitions with the entities identified on Schedule 2 and such other entities as are mutually agreed upon, in writing, by the Company and Consultant from time to time; any such transaction with the Company that occurs on or before ninety (90) days following the Consulting Termination Date is referred to as a “Transaction.” It should be noted that the Company may elect to not seek to pursue a Transaction, and accordingly, Executive is not to move forward in representing the Company, unless instructed by the President and/or the board of directors or its designated representative, who initially shall be Don Hauschild.

Transaction Bonus

In the event the Company consummates a Transaction or a series of Transactions, then Consultant shall be entitled to a cash bonus (the “Transaction Bonus”) for the first two Transactions to occur in an amount equal to a percentage of the Transaction Purchase Price, as that term is defined herein, as follows: (a) five percent (5%) of the amount of the Transaction Purchase Price up to $1 million; (b) four percent (4%) of the amount of the Transaction Purchase Price over $1 million and less than $2 million; (c) three percent (3%) of any amount of the Transaction Purchase Price over $2 million and less than $3 million; (d) two percent (2%) of any amount of the Transaction Purchase Price over $3 million and less than $4 million; and (e) one percent (1%) of any amount of the Transaction Purchase Price in excess of $4 million. Transaction Purchase Price equals the amount paid to seller in a Transaction net of: (i) the costs and fees (including accounting and attorneys fees) of the Transaction; (b) the dollar value of any assumed liabilities in the Transaction; and (c) the dollar value of any refinancing of debt of the acquired company in the Transaction.

By way of illustration and clarification only,

if the Transaction Purchase Price is $5.5 million, Executive’s Transaction Bonus would equal $155,000 in cash

[.05 x $1 million + .04 x $1 million + .03 x $1 million + .02 x $1 million + .01 x $1.5 million = $155,000]

Extended Transaction Bonus

In the event the company completes more than two Transactions, then for the third Transaction and any Transactions thereafter, Consultant shall be entitled to a 50% stock/50% cash bonus (the “Extended Transaction Bonus”) in an amount equal to a percentage of the Transaction Purchase Price, as that term is defined above, as follows: (a) five percent (5%) of the amount of the Transaction Purchase Price up to $1 million; (b) four percent (4%) of the amount of the Transaction Purchase Price over $1 million and less than $2 million; (c) three percent (3%) of any amount of the Transaction Purchase Price over $2 million and less than $3 million; (d) two percent (2%) of any amount of the Transaction Purchase Price over $3 million and less than $4 million; and (e) one percent (1%) of any amount of the Transaction Purchase Price in excess of $4 million.

Once determined, the Extended Transaction Bonus value is then allocated one-half to cash and one-half to Parent common stock, where the stock is valued in the following manner: (a) if the Parent common stock is trading, then the average closing price (or the midpoint between the bid and asked price, if there is no closing price quoted) for the ten day trading period preceding the Transaction closing date; and (b) if the Parent common stock is not traded, then the fair market value of the Parent common stock, as set forth in the relevant Transaction, or if not so set then, as set by the Parent board of directors.

By way of illustration and clarification only, assuming a $1.35 trading price:

if the Transaction Purchase Price is $5.5 million, Executive’s Transaction Bonus would equal $77,500 in cash and 57,407 shares of Parent common stock:

[.05 x $1 million + .04 x $1 million + .03 x $1 million + .02 x $1 million + .01 x $1.5 million = $155,000] X ½

Extended Transaction Bonus:

$155,000 X ½ = $77,500 cash

$77,500 ÷ 1.35 (or average trading price) = 57,407 shares of Parent common stock.

The parties acknowledge that the Executive shall not be entitled to any other form of bonus in connection with the Transaction.

3.    Payments.

In lieu of any accrued, currently existing or prospective payments pursuant to his employment and in consideration of Executive’s undertakings under this Agreement, the Company will pay Executive a salary at the rate of $90,600.00 per year, commencing April 1, 2005 and pro rated across a 365 day period and payable in accordance with Company’s regular pay roll practice until the Consulting Termination Date (“Consulting Salary”). The Consulting Salary payments will end as of the close of business on the day that immediately precedes the Consulting Termination Date.

4.    Benefits, Expenses and Existing Obligations.

(a)    Executive may retain his Company computer Model Latitude D600, Serial Number FQLJ61, which is valued at $1,000.00, which amount will be offset against expenses payable to Executive pursuant to Section 4(b).

(b)    Company acknowledges that Executive has transferred and assigned to the Company the lease agreement to the condominium located in Rochester, New York (the “Condo Lease”), and surrendered the premises to the Company no later than March 31, 2005. Executive shall retain the personal property listed on Schedule 4(b)(1) and Company may purchase, but is under no obligation to do so, such items of personal property identified by Executive on Schedule 4(b)(2) in an amount equal to $1,000.00 (the “Personal Property Purchase Price”).

(c)    The Company shall reimburse Executive for expenses incurred during his employment in an amount equal to $21,281.50 in full and complete satisfaction of amounts owed Executive for reimbursable expenses (“Existing Expenses Payment”).

(d)    Until the Consulting Termination Date, the Company shall reimburse the Executive for all pre-approved, reasonable, ordinary, and necessary business expenses incurred by him in connection with the performance of his duties hereunder (“Approved Expenses”). These reimbursable expenses must receive the prior written approval of the board of directors or its designee. These reimbursable expenses include, but are not limited to, ordinary and necessary travel, lodging and dining expenses and entertainment expenses and including the use of Executive’s cell phone. The reimbursement of business expenses will be governed by the policies for the Company and the terms otherwise set forth herein. The Executive shall provide the Company with an accounting of his expenses, which accounting shall clearly reflect which expenses were incurred for proper business purposes in accordance with the policies adopted by the Company and the provisions set forth in this Agreement and as such are reimbursable by the Company. The Executive shall provide the Company with such other supporting documentation and other substantiation of reimbursable expenses as will conform to Internal Revenue Service or other requirements. All such reimbursements shall be payable by the Company to the Executive within a reasonable time after receipt by the Company of appropriate documentation therefore.

(e)    The Grid Note, attached hereto as Exhibit 1, is hereby terminated, effective as of the Effective Date. As of the date hereof, the Company has extended approximately $156,000.00 to Executive as part of the Grid Note (the “Indebtedness”). The Company hereby forgives the Indebtedness of Executive plus all interest due and owing the Company under the Grid Note (the “Total Indebtedness”). The Executive has realized income as a result of the debt forgiveness, which is subject to income tax, triggering a tax withholding obligation in the amount of $47,994.88 (the “Grid Tax Obligation”). Executive agrees to remit a check to the Company in the amount of the Grid Tax Obligation within 5 days of execution of the Agreement. The company agrees to provide the appropriate confirmation that the 47,994.88 was deposited in the Federal/State witholding account of the executive.

(f)    The Company shall transfer and assign and Executive shall assume the lease agreement for the 2002 Lexus (the “Lexus Lease”) for the remainder of the Lexus Lease term (approximately five (5) months) and all obligations thereunder. Subject to said assignment, Company shall reimburse Executive for the monthly Lexus Lease payment, in an amount up to $857.00 per month (the “Lexus Lease Payment”), for a period not to exceed five (5) months. Upon the Effective Date, Executive shall be responsible for all other costs and expenses associated with the Lexus, including, but not limited to, insurance, fuel, maintenance, repair and upkeep. If Executive fails to assume the Lexus Lease, he shall return the Lexus to the Company at 50 East Commerce Drive, Schaumburg, Illinois, no later than May 1, 2005.

(g)    The Parent shall issue a stock certificate for 85,000 shares of Parent common stock owed to him pursuant to the Frontrunner transaction. The remaining 15,000 are being held in an escrow account pursuant to the terms of the Frontrunner transaction.

5.    INTENTIONALLY OMITTED.

6.    Certain Covenants. All references to the Company in this Section 6 shall include the Parent Company and any of its Affiliates.

(a)    Non-Disclosure of Confidential Information. Executive hereby acknowledges and agrees that the duties and services that have been performed by Executive pursuant to his employment and which are to be performed by Executive under this Agreement are special and unique and that as of a result, Executive has and will acquire, develop and use information of a special and unique nature and value that is not generally known to the public or to the Company’s industry, including but not limited to, certain records, phone locations, documentation, software programs, price lists, customer lists, contract prices for the Company’s services, business plans and prospects of the Company, equipment configurations, ledgers and general information, employee records, mailing lists, accounts receivable and payable ledgers, financial and other records of the Company or its affiliates, and other similar matters (all such information being hereinafter referred to as “Confidential Information”). Executive further acknowledges and agrees that the Confidential Information is of great value to the Company and its affiliates and that the restrictions and agreements contained in this Agreement are reasonably necessary to protect the Confidential Information and the goodwill of the Company. Accordingly, Executive hereby agrees that:

(i)    Executive will not, for the period commencing on the Effective Date through the Consulting Termination Date and for a period of four (4) years thereafter, directly or indirectly, except in connection with Executive’s performance of the duties under this Agreement, or as otherwise authorized in writing by the Company for the benefit of the Company, divulge to any person, firm, corporation, limited liability company, or organization, other than the Company (hereinafter referred to as “Third Parties”), or use or cause or authorize any Third Parties to use, the Confidential Information, except as required by law; and

(ii)    Upon the Consulting Termination Date, Executive shall deliver or cause to be delivered to the Company any and all Confidential Information, including drawings, notebooks, notes, records, keys, disks data and other documents and materials belonging to the Company which are in his possession or under his control relating to the Company, regardless of the medium upon which it is stored, and will deliver to the Company upon the Consulting Termination Date any other property of the Company which is in his possession or control.

(b)    Non-Solicitation Covenant. Executive hereby covenants and agrees that for the period commencing on the Effective Date through the Consulting Termination Date and for a period of two (2) years thereafter, Executive shall not: (i) induce or attempt to induce any employee (or any person who was an employee during the year preceding the date of any solicitation) of the Company to leave the employ of the Company, or in any way interfere with the relationship between any such employee and the Company; and (ii) not directly or indirectly solicit, induce or attempt to induce any customer or prospective customer of the Company to purchase or license goods or services competitive with those offered by the Company, or directly or indirectly seek to lessen the business opportunities of the Company. For purposes hereof, “prospective vendor or customer” shall mean any person or entity which has been solicited for business by Executive or any officer or other employee of the Company or its Affiliates at any time during Executive’s engagement by the Company. Following the Consulting Termination Date, Executive shall be permitted to hire for himself or his employer, former employees of the Company, provided that Consultant does not violate the terms of this Section 6(b) prior to the Consulting Termination Date.

(c)    Remedies.

(i)    Injunctive Relief. Executive expressly acknowledges and agrees that the “Business of the Company” (as that term is defined herein) is highly competitive and that a violation of any of the provisions of Sections 6(a) or 6(b) would cause immediate and irreparable harm, loss and damage to the Company not adequately compensable by a monetary award. Executive further acknowledges and agrees that the time periods provided for herein are the minimum necessary to adequately protect the Business of the Company, the enjoyment of the Confidential Information and the goodwill of the Company. Without limiting any of the other remedies available to the Company at law or in equity, or the Company’s right or ability to collect money damages, Executive agrees that any actual or threatened violation of any of the provisions of Sections 6(a) or 6(b) may be immediately restrained or enjoined by any court of competent jurisdiction, and that a temporary restraining order or emergency, preliminary or final injunction may be issued in any court of competent jurisdiction, without notice and without bond. Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 6(d) shall survive the termination of this Agreement.

(ii)    Enforcement. It is the desire of the parties that the provisions of Sections 6(a) and 6(b) be enforced to the fullest extent permissible under the laws and public policies in each jurisdiction in which enforcement might be sought. Accordingly, if any particular portion of Sections 6(a) or 6(b) or 6(c) shall ever be adjudicated as invalid or unenforceable, or if the application thereof to any party or circumstance shall be adjudicated to be prohibited by or invalidated by such laws or public policies, such section or sections shall be: (i) deemed amended to delete therefrom such portions so adjudicated; or (ii) modified as determined appropriate by such a court, such deletions or modifications to apply only with respect to the operation of such section or sections in the particular jurisdictions so adjudicating on the parties and under the circumstances as to which so adjudicated.

All references to the Company in this Section 6 shall include “Affiliates” of the Company, as that term is construed under Rule 405 of the Securities Act of 1933, as amended, including but not limited the Parent Company and any of the Parent Company’s subsidiaries.

The term “Business of the Company” shall include all business activities and ventures related to the business of providing of any of the following: (a) application performance management tools, software, equipment or consulting services related to application performance management; or (b) solutions to the call center business used or expressly contemplated by Company at any time during the term of Executive’s engagement with the Company; or designing, installing and servicing customer-premise voice/data/video networks; or (c) a value-added reseller of communications equipment to the small-mid business segment; or (d) network maintenance and monitoring, consulting and outsourcing in both the network and information technology space to monitor, manage, impose network security, and repair service outages for customer networks; or (e) call center/Integrated Voice Response (IVR) applications; or (f) PBX switching equipment and supporting add-ons (e.g. voice mail, wireless customer premise equipment extensions, business network (LAN/WAN) switches and routers, videoconferencing equipment for private business networks, and contact center management hardware and software); or (g) all other businesses in which the Company is engaged in as of the Consulting Termination Date.

7.    Disclosure Regarding Agreement; Non-Disparagement.

(a)    Executive agrees not:

(i)    to discuss, orally or in writing, any aspect of this Agreement or its subject matter with anyone inside the Company other than its board of directors, its Counsel, or the successor President; and

(ii)    to discuss, orally or in writing, any aspect of the matter with anyone outside the Company other than his legal counsel and, if necessary, his accountant.

(b)    The parties agree that the Company may make such disclosure regarding Executive’s resignation as President of the Company as in the judgment of the Company’s Counsel is required by law, or regulation.

(c)    Each party hereto agrees that it will not disparage the other following the date of this Agreement. In the event of an inquiry to the Company from third parties as to the circumstances surrounding Executive’s cessation of employment, the Company will advise that the parties agreed to mutually part company as Executive has elected to pursue other business interests.

(d)    The agreements in this Section 7 shall survive the termination of this Agreement.

8.    Representations and Warranties. Executive represents and warrants to the Company that to the best of his knowledge he has not engaged in any violation of law or any breach of any fiduciary duty owed as an officer of the Company that could give rise to the Company having a claim against him. Executive has not filed any complaints or charges or lawsuits against the Company, its officers or its directors in any court or before any government agency.

9.    INTENTIONALLY OMITTED.

10.   INTENTIONALLY OMITTED.

11.   Acknowledgment.

(a)    By entering into this Agreement, Executive acknowledges that:

(i)    Executive is knowingly and voluntarily entering into this Agreement;

(ii)    The Company is not admitting any liability or violation of any law, contract or other agreement;

(iii)    No promise or inducement has been offered to Executive except as set forth herein;

(iv)    This Agreement has been written in understandable language, and all provisions hereof are understood by Executive;

(v)    Executive has been advised in writing to consult with an attorney prior to executing this Agreement;

(vi)    Executive has had a period of at least seven days within which to consider this Agreement before accepting the same and, by signing this Agreement earlier than seven days following receipt of it, Executive acknowledges that he has knowingly and voluntarily waived the seven day period and has accelerated the date when he may begin receiving the separation/severance payments following expiration of the revocation period referenced in paragraph (vii); and

(vii)    Executive has the right to revoke this Agreement for a period of seven days following his execution hereof, and this Agreement will not become effective or enforceable until such seven day period has expired.

(viii)   Executive hereby releases any claims or causes of action he might have under any local, federal or state law, including, without limitation, the Federal Age Discrimination in Employment Act of 1967, as amended, the Civil Rights Act of 1964, as amended; the Employee Retirement Income Security Act of 1974, as amended; the Family and Medical Leave Act of 1993; Title VII of the Civil Rights Act of 1964, as amended; the Americans with Disabilities Act; the Civil Rights Act of April 9, 1866; the Federal Occupation Safety and Health Act and the Chicago Human Rights Ordinance.

(b)    Should Executive desire to revoke this Agreement, Executive must notify the Company in writing at Parent Company’s address as set forth in Section 12 Notice below, attention: Skip Behm, prior to the close of business on the seventh day following the date when he signs this Agreement. If Executive declines to accept the terms of this Agreement or, having accepted them, effectively revokes his acceptance thereof, this Agreement will have no force or effect and neither its terms, nor any of the discussions of the parties relative to its negotiation, will be admissible in evidence in any proceeding brought by or on behalf of Executive against the Company or any other person.

12.    Notice. Any notice required or permitted to be given to a party pursuant to the provisions of this Agreement must be in writing and will be deemed to have been given on the date of receipt if delivered by messenger or transmitted via facsimile to, or if mailed to such party by registered or certified mail, postage prepaid, at, the address for such party set forth below (or to such other address or party as such party shall designate in writing to the other party from time to time).

If to the Company, to:	Capital Growth Systems, Inc.
50 East Commerce Drive, Suite A
Schaumburg, IL 60173
Attention: Skip Behm
Facsimile: 630-872-5800

with a copy to:

Shefsky & Froelich Ltd.
444 North Michigan Avenue - Suite 2500
Chicago, IL 60611
Attention: Mitchell D. Goldsmith, Esq.
Facsimile: 312-527-3194

If to Executive, to:	The address set forth directly below his signature.

13.    Modification and Waiver.

(a)    No waiver or modification of this Agreement or of any covenant, condition, or limitation herein contained will be valid or effective unless in writing and duly executed by the party to be charged therewith and no evidence of any waiver or modification will be offered or received in evidence in any proceeding or litigation between the parties arising out of or affecting this Agreement, or the rights or obligations of the parties hereunder, unless such waiver or modification is in writing, duly executed as aforesaid.

(b)    The parties further agree that the provisions of paragraph (a) above may not be waived except as herein set forth. No waiver of any of the provisions of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver of any breach of condition of this Agreement will be deemed to be a waiver of any other subsequent breach of condition, whether of like or different nature.

14.    Consent to Jurisdiction, Venue and Service of Process. Each of the Company and Executive, after having had an opportunity to consult with legal counsel, knowingly, voluntarily, intentionally, and irrevocably:

(a)    consents to the jurisdiction of the courts of Cook County, in the State of Illinois and in the United States District Court for the Northern District of Illinois with respect to any action, suit, proceeding, investigation, or claim (“Litigation”);

(b)    waives any objections to the jurisdiction and venue of any Litigation in either such court;

(c)    agrees not to commence any Litigation except in either of such courts and agrees not to contest the removal of any Litigation commenced in any other court to either of such courts;

(d)    agrees not to seek to remove, by consolidation or otherwise, any Litigation commenced in either of such courts to any other court; and

(e)    waives personal service of process in connection with any Litigation and consent to service of process by registered or certified mail, postage prepaid, addressed as set forth herein.

These provisions will not be deemed to have been modified in any respect or relinquished by any party except by written instrument executed in accordance with Section 13.

15.    Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law if a judicial determination is made that any of the provisions of this Agreement constitutes an unreasonable or otherwise unenforceable restriction against any party, the parties hereto agree and it is their desire, that the court shall substitute a judicially enforceable limitation in its place, and that as so modified the covenant shall be binding upon the parties as if originally set forth herein. Such determination shall not affect the validity of the remaining provisions.

16.    Advice of Counsel. Executive acknowledges that he has been provided the opportunity to be represented by competent counsel in connection with the negotiation, preparation, and signing of this Agreement and the other document(s) contemplated hereby, that he understands and agrees to every term contained herein and therein, and that this Agreement and the other document(s) were negotiated at arm’s length. Any rule of construction which would otherwise hold that any ambiguity in this Agreement should be construed for or against one party over any other is hereby waived.

17.    Further Assurances. The parties agree to take such action and execute and deliver, promptly upon request, such additional documents as may be necessary or appropriate to implement the terms of this Agreement and effectuate its intent.

18.    Costs and Expenses. In the event of a breach of this Agreement, the prevailing party shall recover from the non-prevailing party all costs and expenses, including actual attorney’s fees, incurred in compelling compliance with this Agreement.

19.    Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to its principles of conflicts of laws.

20.    Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, and understandings, whether oral or in writing, of the parties.

21.    Counterparts. This Agreement may be executed in one or more counterparts, whether by photocopy, original or facsimile, each of which will be deemed to constitute an original but all of which together will constitute one and the same instrument.

22.    Successors and Assigns.

(a)    Executive may not assign any rights or obligations under this Agreement without the prior written consent of the Company. This Agreement will be binding upon and inure to the benefit of Executive and his heirs, personal representatives, and permitted successors and assigns.

(b)    The Company may assign any rights or obligations under this Agreement without the prior written consent of Executive. This Agreement will be binding upon and inure to the benefit of the Company and its successors and assigns.

23.    Third Party Beneficiaries. Each of the Employer Released Parties that is not a party to this Agreement will be a third party beneficiary of this Agreement. Each of the Employee Released Parties that is not a party to this Agreement will be a third party beneficiary of this Agreement. This Agreement will be enforceable by each such Employer Released Party and each such Employee Released Party to the same extent as if the Releasee were a party hereto.

24.    Return of Other Company Property. Executive agrees that he will, within thirty (30) days after the Effective Date, return to the Company all of its property not needed by him to act as consultant, and return to the Company all property of the Company, including but not limited to, any Company credit cards, keys, office furniture and equipment. The Company may cancel any Company credit cards at any time.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

COMPANY:		EXECUTIVE:

Frontrunner Network Systems,Inc.		/s/ James Cuppini
James Cuppini
By:	/s/ Don Hauschild
Its:	President	Address:

PARENT:

Capital Growth Systems, Inc.

By:	/s/ Lee Wiskowski
Its:	Co - CEO